SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. 2)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, $0.08 par value

(Title of Class of Securities)

G20045202

(CUSIP Number)

Liana Petrovici
Cabinet de Avocat Liana Petrovici
25 Pache Protopopescu Blvd.
Sector 2, Bucharest
Romania

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5)

_____________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G20045202	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Adrian Sarbu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Romania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 849,000
	8.	SHARED VOTING POWER 2,691,867
	9.	SOLE DISPOSITIVE POWER 849,000
	10.	SHARED DISPOSITIVE POWER 2,691,867
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,540,867

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%1

14.	TYPE OF REPORTING PERSON (see instructions) IN
____________________________

1 Based on 56,892,114 shares of Class A common stock outstanding as of December 16, 2011, as adjusted to take account of securities beneficially owned by Mr. Sarbu that are or will be exercisable or convertible into shares of Class A common stock within 60 days hereof.

CUSIP No. G20045202	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Alerria Management Company S.A. (formerly known as Media Pro Management S.A)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b)☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Romania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,841,867
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,841,867
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,841,867

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%2

14.	TYPE OF REPORTING PERSON (see instructions) CO
____________________________

2 Based on 56,892,114 shares of Class A common stock outstanding as of December 16, 2011, as adjusted to take account of securities beneficially owned by Alerria Management Company S.A. that are convertible into shares of Class A common stock within 60 days hereof.

CUSIP No. G20045202	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS Metrodome B.V. (formerly known as Media Pro B.V.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b)☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 850,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 850,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%3

14.	TYPE OF REPORTING PERSON (see instructions) CO
____________________________

3 Based on 56,892,114 shares of Class A common stock outstanding as of December 16, 2011, as adjusted to take account of securities beneficially owned by Metrodome B.V. that are convertible into shares of Class A common stock within 60 days hereof.

CUSIP No. G20045202	Page 5 of 6 Pages

This Amendment No. 2 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Adrian Sarbu, Media Pro Management S.A. (currently known as Alerria Management Company S.A.) and Media Pro B.V. (currently known as Metrodome B.V.) on December 18, 2009, as amended by the Statement on Schedule 13D/A filed on May 26, 2010 (collectively, the “Schedule 13D”) and relates to shares of Class A Common Stock, par value $0.08 per share, (the “Class A Shares”) of Central European Media Enterprises Ltd. (the “Issuer”). Each Item below amends and supplements the information disclosed in the corresponding item of the Schedule 13D.

Item 2.	Identity and Background.

(a)-(c) and (f): This Schedule 13D/A is being filed jointly by (i) Adrian Sarbu, a Romanian citizen, (ii) Alerria Management Company S.A. (formerly known as Media Pro Management S.A.) (“Alerria”), a joint stock company organized under the laws of Romania and (iii) Metrodome B.V. (formerly known as Media Pro B.V.) (“Metrodome”), a company organized under the laws of The Netherlands (collectively, the “Reporting Persons”).

The principal business address of Alerria is 109 Pache Protopopescu Blvd., 6th Floor, sector 2, Bucharest, Romania. The principal business address of Metrodome is Teleport Boulevard 140 1043EJ, 1000 CV, Amsterdam, The Netherlands. Alerria and Metrodome each provide management consultancy services.  The names, business address, citizenship and present principal occupation or employment of the directors and executive officer of Alerria are set forth in Annex A hereto.  Metrodome does not have any executive officers and the name, business address, citizenship and present principal occupation or employment of its director is set forth in Annex A hereto.

Mr. Sarbu is currently a Director and the President and Chief Executive Officer of the Issuer. The principal business address of Mr. Sarbu is c/o CME Media Services Limited, Kříženeckého nám. 1078/5, 152 00 Praha 5 – Barrandov, Czech Republic. Mr. Sarbu beneficially owns, directly or indirectly, substantially all the outstanding shares of Alerria and Metrodome and will be able to exercise voting and dispositive power over the Class A Shares to which this filing relates.

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is either subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Adrian Sarbu: (a-e) As of December 16, 2011, Adrian Sarbu may be deemed to be the beneficial owner of (i) 2,443,867 Class A Shares, (ii) warrants to purchase 850,000 Class A Shares and (iii) options to acquire 247,000 Class A Shares that have vested or will vest within 60 days of December 16, 2011, representing approximately 6.1% of the outstanding Class A Shares of the Issuer. The percentage of beneficial ownership has been determined based on the 56,892,114 Class A Shares outstanding as of December 16, 2011, as adjusted to take account of securities that are or will be exercisable or convertible into shares of Class A common stock within 60 days hereof. Adrian Sarbu has the sole power to vote or direct the vote of 849,000 Class A Shares and the shared power to vote or direct the vote of 2,691,867 Class A Shares to which this filing relates. Adrian Sarbu has the sole power to dispose or direct the disposition of 849,000 Class A Shares and the shared power to dispose or direct the disposition of 2,691,867 Class A Shares to which this filing relates.

Alerria: (a-e) As of December 16, 2011, Alerria may be deemed to be the beneficial owner of (i) 1,241,867 Class A Shares and (ii) a warrant to purchase 600,000 Class A Shares, representing approximately 3.2% of the outstanding Class A Shares of the Issuer. The percentage of beneficial ownership has been determined based on the 56,892,114 Class A Shares outstanding as of December 16, 2011, as adjusted to take account of securities that are convertible into shares of Class A common stock within 60 days hereof. Alerria has the sole power to vote or direct the vote of 0 Class A Shares and the shared power to vote or direct the vote of 1,841,867 Class A Shares to which this filing relates. Alerria has the sole power to dispose or direct the disposition of 0 Class A Shares and the shared power to dispose or direct the disposition of 1,841,867 Class A Shares to which this filing relates.

CUSIP No. G20045202	Page 6 of 6 Pages

Metrodome: (a-e) As of December 16, 2011, Metrodome may be deemed to be the beneficial owner of (i) 600,000 Class A Shares and (ii) a warrant to purchase 250,000 Class A Shares, representing approximately 1.5% of the outstanding Class A Shares of the Issuer. The percentage of beneficial ownership has been determined based on the 56,892,114 Class A Shares outstanding as of as of December 16, 2011, as adjusted to take account of securities that are convertible into shares of Class A common stock within 60 days hereof. Metrodome has the sole power to vote or direct the vote of 0 Class A Shares and the shared power to vote or direct the vote of 850,000 Class A Shares to which this filing relates. Metrodome has the sole power to dispose or direct the disposition of 0 Class A Shares and the shared power to dispose or direct the disposition of 850,000 Class A Shares to which this filing relates.

On December 16, 2011, Alerria sold 40,567 Class A Shares in the open market pursuant to its Rule 10b5-1 Plan at an average price per share of $6.8851.  The Reporting Persons have not effected any other transactions in Class A Shares in the past 60 days.

CUSIP No. G20045202

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alerria Management Company S.A. (formerly known as Media Pro Management S.A.)

Date: December 19, 2011
By: /s/ Roxana Grigoruta
Name: Roxana Grigoruta
Title: General Manager

Metrodome B.V. (formerly known as Media Pro B.V.)

Date: December 19, 2011
By: /s/ Orangefield Trust (Netherlands) B.V.
Name: Orangefield Trust (Netherlands) B.V.
Title: Managing Director

By: /s/ Adrian Sarbu
Name: Adrian Sarbu
Date: December 19, 2011

CUSIP No. G20045202

ANNEX A
DIRECTORS AND EXECUTIVE OFFICER OF ALERRIA MANAGEMENT COMPANY S.A.

Name	Business Address	Citizenship	Present Principal Occupation
Gheorghe Liviu	1-3 Serdarului Entrance 2nd Floor Apt. 3, District 1 Bucharest, Romania	Romanian	Administrator and General Manager

Adrian Sarbu	c/o CME Media Services Limited, Krizeneckeho nam. 1078/5, 152 00 Praha 5 - Barrandov, Czech Republic	Romanian	President of the Board of Administration

Mark Webster	N/A	United Kingdom	Vice President of the Board of Administration

DIRECTOR OF METRODOME B.V.
Name	Business Address	Citizenship	Present Principal Occupation
Orangefield Trust (Netherlands) BV	Netherlands, 140 Teleportboulevard, 1043 EJ, Amsterdam, The Netherlands	Dutch	Not Applicable